As filed with the Securities and Exchange Commission on April 9, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-4F/A

ISSUER TENDER OFFER STATEMENT

PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MDS Inc.

(Exact name of Issuer as specified in its Charter)

Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

MDS Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

55269P302

(CUSIP Number of Class of Securities (if applicable))

Peter E. Brent

Senior Vice-President, Legal and Corporate Secretary

MDS Inc.

2700 Matheson Blvd. East, Suite 300, West Tower

Mississauga, Ontario Canada L4W 4V9

(416) 675-6777

(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s)

filing statement)

February 28, 2007

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$431,000,000 (1)	US$13,231.70 (1)
(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$500 million and based on an exchange rate of Cdn $1.00 to US $0.8620, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 26, 2007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	US $13,231.70	Registration No.:	005-60353
Filing Party:	MDS Inc.
Form/Schedule:	13E-4F	Date Filed:	February 28, 2007

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13E-4F (the “Schedule 13E-4F”) filed with the Securities Exchange Commission on February 28, 2007 by MDS Inc., a company organized under the laws of Canada (the “Issuer”), in connection with the offer (the “Offer”) to purchase for not more than Cdn$500,000,000 in cash, up to 23,809,523 of its common shares (“Shares”) at a Purchase Price per Share of not more than Cdn$23.50 and not less than Cdn$21.00 per Share, on and subject to the terms and conditions set forth in the Offer to Purchase dated February 28, 2005 (the “Offer to Purchase”) and the accompanying Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule 13E-4F.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m. EST on Thursday April 5, 2007. Pursuant to the Offer, the Issuer has accepted for purchase and cancellation 22,831,050 common shares at a purchase price of Cdn$21.90 per share, totaling Cdn$500 million in accordance with the terms of the bid.

Reference is hereby made to the press release issued by the Issuer on April 9, 2007, a copy of which is attached hereto as Exhibit 1.1.

PART II

INFORMATION NOT REQUIRED TO BE

SENT TO SHAREHOLDERS

The following exhibits have been filed or incorporated by reference as part of this Schedule:

Exhibit Number	Description
1.1	Press Release dated April 9, 2007 announcing results of share buyback.
2.1	MRRS Decision Document, dated March 30, 2007.[1]

_________________________

1 Previously filed with the Commission on April 3, 2007.

II - 1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Peter E. Brent
Peter E. Brent Senior Vice-President, Legal and Corporate Secretary

Date:	April 9, 2007

EXHIBIT INDEX

The following exhibits have been filed or incorporated by reference as part of this Schedule:

Exhibit Number	Description
1.1	Press Release dated April 9, 2007 announcing results of share buyback.
2.1	MRRS Decision Document, dated March 30, 2007.[1]

_________________________

1 Previously filed with the Commission on April 3, 2007.

Exhibit 1.1

[MDS Inc. logo omitted]

MDS Inc. Announces Results of Share Buyback

TORONTO, April 9 - MDS Inc. (NYSE:MDZ; TSX: MDS), a leading provider of products and services to the global life sciences markets, announced today the preliminary results of its substantial issuer bid, which expired at 5:00 p.m. EST on April 5, 2007.

Based on these results, MDS Inc. has accepted for purchase and cancellation 22,831,050 common shares at a purchase price of C$21.90 per share, totaling C$500 million in accordance with the terms of the bid. These shares represent 15.8% of the common shares currently outstanding. After the planned repurchase, the number of common shares outstanding will be approximately 121.9 million.

Approximately 22.8 million common shares were tendered to the bid at prices at or below the purchase price of $21.90 per share. After the purchase of odd lots, the common shares will be taken up on a pro rata basis such that shareholders, who deposited common shares at or below the purchase price of $21.90 per share, will have approximately 99.9% of the common shares they tendered purchased for cancellation.

Payment and settlement will be effected by Clearing Depository Services in accordance with its settlement procedures and the terms of the bid commencing on or about April 13, 2007.

Tax Information

For Canadian tax purposes a deemed dividend of $16.75 per share would arise on this share buyback. For the enhanced dividend tax credit under subsection 89(14) of the Income Tax Act (Canada) and for any corresponding provincial legislation, MDS designates $16.71 per share as an “eligible dividend” with the remaining $0.04 per share representing a “non-eligible dividend”.

For purposes of subsection 191(4) of the Income Tax Act (Canada), the specified amount in respect of the shares purchased under this buyback is $21.76.

RBC Capital Markets acted as dealer manager and financial advisor in connection with the substantial issuer bid.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

CONTACT:

Investors:

Sharon Mathers

Senior Vice-President

Investor Relations and External Communications

MDS Inc.

(416) 675-6777 x34721

sharon.mathers@mdsinc.com

Media:

Catherine Melville

Director, External Communications

MDS Inc.

(416) 675-6777 x32265

catherine.melville@mdsinc.com